                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                -----------------

                                 SCHEDULE 14D-9
                                 (RULE 14d-101)
          SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                         Entertainment Properties Trust
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                            (Name of Subject Company)

                         Entertainment Properties Trust
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                      (Name of Person(s) Filing Statement)

         Common Shares of Beneficial Interest, par value $.01 per share
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                         (Title of Class of Securities)

                                    29380T105
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                      (CUSIP Number of Class of Securities)


                               Gregory K. Silvers
                         Entertainment Properties Trust
                                30 Pershing Road
                            Union Station - Suite 201
                           Kansas City, Missouri 64108
                                 (816) 472-1700
--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of the Person(s) Filing Statement)

                                   Copies to:
                                Steven B. Stokdyk
                               Sullivan & Cromwell
                             1888 Century Park East
                                   Suite 2100
                          Los Angeles, California 90067
                            Telephone: (310) 712-6600

|X| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

                                [EPR LETTERHEAD]

                 EPR REVEALS THE FACTS REGARDING GOULD AND BRT

                                                                  April 10, 2001

Dear Fellow Shareholder:

     Over the last week, you have received materials from Entertainment Properties Trust regarding our upcoming annual meeting, the election of our trustee, and the ratification of our accountants. While the nominating committee of our board unanimously recommends re-electing Mr. Scott Ward to another term as trustee, this nomination has been contested by BRT Realty Trust, which has nominated another candidate.

     EPR takes very seriously communications with our shareholders and knows that your trust is earned through our honest communication and our hard work to generate the best returns we can while building the best company we can. In the course of BRT's communications with you, we believe that they have failed to disclose important facts we think you should know. WE THINK IT IS IMPORTANT TO SET THE RECORD STRAIGHT.

     BRT is not a large, sophisticated real-estate concern and there is little similarity between EPR and BRT. In fact, we are concerned that someone responsible for BRT's record, as exhibited below, is attempting not only to obtain a seat on our board but also to own a larger percentage of our company.

                             ENTERTAINMENT PROPERTIES TRUST    BRT REALTY TRUST
                             ------------------------------    ------------------------------
DIVIDEND                     EPR IS COMMITTED TO PAYING A      BRT HAS NOT PAID A DIVIDEND IN
PAYMENTS                     REGULAR DIVIDEND. In fact, EPR    10 YEARS. Mr. Gould was
                             has consistently raised its       chairman and CEO of BRT at the
                             dividend in its three years       time the dividend was stopped
                             since the IPO and now pays        and remains in those positions
                             $1.80 per share annually.         today.

MANAGEMENT & PROFESSIONALISM EPR's management is comprised     BRT HAS TEN EMPLOYEES, OF
                             of professionals in real          WHICH AT LEAST THREE MEMBERS
                             estate, entertainment and         OF MANAGEMENT ARE MEMBERS OF
                             finance who formed the company    THE GOULD FAMILY. Fredric
                             and continue to operate the       Gould asked EPR's trustees and
                             company today.                    management to put his son on
                                                               EPR's board, stating that he
                                                               "needs public company
                                                               experience." Of course, EPR
                                                               declined the invitation.

                             ENTERTAINMENT PROPERTIES TRUST    BRT REALTY TRUST
                             ------------------------------    ------------------------------
EFFICIENCY                   EPR GENERATED OVER $55 MILLION    BRT GENERATED LESS THAN $11
                             IN REVENUES IN 2000 WITH ONLY     MILLION IN REVENUES DURING ITS
                             6 EMPLOYEES. EPR's                LAST FISCAL YEAR WITH 10
                             administrative expenses in        EMPLOYEES. BRT's
                             2000 were less than 3.4% of       administrative expenses are
                             revenues at $1.9 million.         nearly double that of EPR at
                                                               $3.6 million, almost ten times
                                                               as much as a percent of
                                                               revenues, and include
                                                               substantial payments to
                                                               members of Fredric Gould's
                                                               family or to entities
                                                               controlled by Mr. Gould.

ASSETS                       EPR had total real estate         BRT had real estate assets of
                             assets of over $500 million as    only $64.2 million as of
                             of December 31, 2000.             December 31, 2000,
                                                               approximately the same size as
                                                               our two largest properties.

LIQUIDITY AND ANALYST        EPR trades an average of          BRT trades an average of only
COVERAGE                     65,700 shares per day on the      1,900 shares per day on the
                             NYSE. EPR IS COVERED BY FOUR      NYSE. BRT IS COVERED BY NO
                             RESEARCH ANALYSTS, INCLUDING      RESEARCH ANALYSTS.
                             GOLDMAN SACHS AND OTHER TOP
                             TIER INVESTMENT BANKS.

REAL ESTATE FOCUS            EPR's real estate portfolio       BRT's stated focus is on the
                             includes 23 megaplex theatre      sub-prime lending and mortgage
                             properties, combining aspects     loan market, not the
                             of entertainment and              entertainment and retail
                             retailing.                        properties core to EPR.

NOMINEES                     Scott Ward is the unanimous       BRT's candidate, Fredric
                             selection of our nominating       Gould, was rejected as a
                             committee due to HIS              candidate by our nominating
                             SIGNIFICANT RETAIL AND REAL       committee because HIS TRACK
                             ESTATE EXPERIENCE through         RECORD, AS EXHIBITED ABOVE, IS
                             Russell Stover and the            INCONSISTENT WITH THE GOALS OF
                             tremendous contributions he       EPR. We believe his candidacy
                             has made as a trustee of EPR      is not in the best interests
                             since its IPO. We believe he      of our shareholders.
                             will undoubtedly continue to
                             serve the best interests of
                             our shareholders.

     Scott Ward is a solid candidate in whom we have complete confidence, and whose interests are aligned with all shareholders. WE DO NOT WANT EPR TO BECOME ANOTHER BRT REALTY, WITH NO DIVIDENDS, LIMITED LIQUIDITY, A SMALL ASSET BASE AND CONTROLLED BY MR. GOULD'S FAMILY. These are the values represented by BRT Realty, and its candidate Fredric Gould, who is the chairman and chief executive officer of that company. Mr. Gould can claim he knows how to operate a business in the interests of all shareholders, but we believe, as you probably now do, the record is otherwise.

     As we have stated previously and continue to make clear, we are not averse to having qualified independent trustees with experience that will benefit our shareholders, as indicated by the makeup of our board. WE ARE AVERSE TO MR. GOULD SERVING AS A TRUSTEE, and believe that the person responsible for BRT's track record would only serve as a distraction to our board.

     REGARDLESS OF THE NUMBER OF SHARES YOU MAY OWN, YOUR VOTE IS IMPORTANT SO PLEASE ACT PROMPTLY. PLEASE INDICATE YOUR SUPPORT FOR OUR TRUSTEES BY RETURNING THE BLUE PROXY CARD TODAY, VOTING FOR SCOTT WARD, AND IGNORING ANY FURTHER CORRESPONDENCE FROM BRT REALTY OR MR. GOULD.

     Our trustees and management appreciate your continued support.

                                          Very truly yours,

                                          /s/ David Brain
                                          David Brain

PLEASE VOTE THE BLUE PROXY CARD TODAY. PLEASE DO NOT RETURN ANY WHITE PROXY CARD FOR ANY REASON. ONLY YOUR LATEST DATED PROXY CARD WILL BE COUNTED. If you have any questions, please call our proxy solicitor:

                        [MacKENZIE PARTNERS, INC. LOGO]

                                156 Fifth Avenue
                            New York, New York 10010
                          proxy@mackenziepartners.com
                         (212) 929-5500 (call collect)
                                       or
                            TOLL-FREE (800) 322-2885

     Entertainment Properties Trust ("EPR") has not yet filed its solicitation/recommendation statement with the U.S. Securities and Exchange Commission relating to BRT Realty Trust's possible partial tender offer. If BRT Realty's partial tender offer is commenced, EPR will issue a solicitation/recommendation statement which will be available, along with other filed documents, at no charge on the SEC website at http://www.sec.gov or at http://www.freeedgar.com. EPR strongly advises its shareholders to read EPR's definitive proxy statement and other definitive materials which have been filed, and the solicitation/ recommendation statement and other materials when they become available, because they do and will contain important information. These documents may also be obtained for free from EPR by directing such request to:
Entertainment Properties Trust, Attention: Investor Relations, 30 Pershing Road, Suite 201, Kansas City, Missouri 64108, telephone: (888) EPR-REIT, or from MacKenzie Partners, Inc. at (800) 322-2885 (toll-free) or at (212) 929-5500 (collect) or by e-mail at PROXY@MACKENZIEPARTNERS.COM.